UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 26 May 2017
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
DEALINGS IN SECURITIES
In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") we hereby advise that Mr NA Chohan a director of
Gold Fields Operations and GFI Joint Venture Holdings (Pty)
Limited, major subsidiaries of Gold Fields Limited has sold
shares in the Company.

Details of the transactions are set out below:

Name
NA Chohan
Nature of transaction On market sale of Gold Fields
shares
Transaction Date 25 May 2017
Number of Shares 10 000
Class of Security Ordinary shares
High Price per Share R50.33
Low Price per Share R47.01
VWAP R48.4017
Total Value R484,017.00
Nature of interest Direct and Beneficial
In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.
26 May 2017
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 26 May 2017
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer